November 18, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (917) 777-2896.

William M. Webster, IV
Chief Executive Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, SC 29306

Re:	Advance America, Cash Advance Centers, Inc.
	Form S-1, amended November 15, 2004
	File No. 333-118227

Dear Mr. Webster:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and Results of Operations - page 37
Closed Payday Cash Advance Centers - page 40
1. We note your response to our prior comment 10 and your revised disclosures on page 79. However, your revision does not fully address the original comment. Please revise your disclosures on page 41 and F-30 to clarify whether the $2.2 million potential impact to monthly net revenues and the $7.3 million potential shut down costs are based upon the assumption that all operations in North Carolina would cease or just your agency business model operations in North Carolina.

Consolidated Financial Statements - page F-1
Note 1 - Description of Business and Significant Accounting Policies
- page F-8
2. We note your response to our prior comment 5 and your revised disclosures on page F-12. However, your revised accounting policies do not seem consistent with GAAP. Your accounting policy should clarify that lease cancellation expenses (that represent costs to terminate the lease contract before the end of its term) are recognized when you terminate the contract, not in the month the center closes. Refer to paragraph B46 of SFAS 146. Please revise your accounting policy disclosure accordingly.
3. You disclose that you recognize a liability for severance payments when the decision to close a center is communicated to the employees. Paragraphs 8 (a) through (d) of SFAS 146 provide several additional criteria that must be met in order to record a liability for one-time termination benefits, including providing sufficient detail for employees to determine the type and amount of benefits they would receive if terminated. Please revise your accounting policy disclosure accordingly.
4. We note your response to our prior comments 3 and 4. Please supplementally
* define who is your Chief Operating Decision Maker
* describe the nature and content of reports your Chief Operating Decision Maker uses on a daily, monthly, quarterly, and annual basis to review operating results, make decisions about how to allocate resources and assess your company`s performance. To the extent that you do not provide separate information about standard and agency centers, please advise us.

*	*	*
Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Staff Accountant, at (202) 824-5398 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor, Staff Attorney, at (202) 942-1974 or me at (202) 942-2889 any other questions regarding this review.


						Sincerely,


						William Friar
						Senior Financial Analyst


cc:	Via US MAIL AND FACSIMILE: (917) 777-2896
Susan J. Sutherland, Esq.
Adam Waitman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Advance America, Cash Advance Centers, Inc.
William M. Webster, IV CEO
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